                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                 MICROTUNE, INC.
          (Name of Subject Company (Issuer) and Filing Person (Offeror)
          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)
                                    031652100
        (CUSIP Number of Class of Securities of Underlying Common Stock)
                               Nancy A. Richardson
                             Chief Financial Officer
                                 Microtune, Inc.
                                2201 10th Street
                               Plano, Texas 75074
                                 (972) 673-1600
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                   Copies to:
                             P. Steven Hacker, Esq.
                               Baker Botts L.L.P.
                                 98 San Jacinto
                             1500 San Jacinto Center
                               Austin, Texas 78701
                                 (512) 322-2500

                            CALCULATION OF FILING FEE

          Transaction Valuation*                   Amount of Filing Fee
               $16,322,206                               $1,502.00

       *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,884,413 shares of common stock of Microtune, Inc. having an aggregate value of $16,322,906 as of October 1, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

       Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) [_] and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: Not applicable.
   Form or Registration No.: Not applicable.
   Filing party: Not applicable.
   Date filed: Not applicable.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [_] third party tender offer subject to Rule 14d-1.

       [X] issuer tender offer subject to Rule 13e-4.

       [_] going-private transaction subject to Rule 13e-3.

       [_] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

TABLE OF CONTENTS
-----------------

      Item 1. Summary Term Sheet.
      ---------------------------
      Item 2. Subject Company Information.
      ------------------------------------
      Item 3. Identity and Background of Filing Person.
      -------------------------------------------------
      Item 4. Terms of the Transaction.
      ---------------------------------
      Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
      -------------------------------------------------------------------
      Item 6. Purposes of the Transaction and Plans or Proposals.
      -----------------------------------------------------------
      Item 7. Source and Amount of Funds or Other Consideration.
      ----------------------------------------------------------
      Item 8. Interest in Securities of the Subject Company.
      ------------------------------------------------------
      Item 9. Person/Assets, Retained, Employed, Compensated or Used.
      ---------------------------------------------------------------
      Item 10. Financial Statements.
      ------------------------------
      Item 11. Additional Information.
      --------------------------------
      Item 12. Exhibits.
      ------------------
      Item 13. Information Required by Schedule 13E-3.
      ------------------------------------------------
  SIGNATURE
  ---------
  INDEX TO EXHIBITS
  -----------------

Item 1. Summary Term Sheet.

     The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange, dated October 1, 2002 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and Address.

     The name of the issuer is Microtune, Inc., a Delaware corporation ("Microtune" or the "Company"). The address of Microtune's principal executive office is 2201 10th Street, Plano, Texas 75074 and the telephone number at that address is (972) 673-1600.

     (b)  Securities.

     This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Microtune, Inc. 1996 Stock Option Plan, the Microtune, Inc. 2000 Stock Plan, the Transilica Inc. 2000 Stock Option, Deferred Stock and Restricted Stock Plan and the Transilica Inc. 2001 Amended and Restated Equity Incentive Plan to purchase shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), held by eligible employees for new options that will be granted under the 2000 Stock Plan upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. As of October 1, 2002, options to purchase 6,779,708 of our shares of Common Stock were issued and outstanding, all of which were held by eligible employees. All options held by eligible employees, are eligible for the offer to exchange.

     An "eligible employee" refers to all employees of Microtune and its subsidiaries who are employees of Microtune or one of our subsidiaries at the time this offer commences and at the time the tendered options are cancelled but who are not members of the Board of Directors of Microtune. The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," "Introduction," and the sections under the caption "the Offer" entitled "Number of Options; Expiration Date," "Acceptance of Options for Exchange and Issuance of New Options," "Source and Amount of Consideration," and "Terms of New Options" is incorporated herein by reference.

     (c)  Trading Market and Price.

     The information set forth in the Offer to Exchange under the caption "The Offer - Price Range of Shares Underlying the Options" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  Name and Address.

     The filing person is the issuer. We refer you to the information set forth under Item 2(a) above. The list of the issuer's executive officers and directors set forth in Item 13 of the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  Material Terms.

     The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," "Introduction," and the sections under the caption "The Offer" entitled "Eligibility," "Number of Options; Expiration Date," "Procedures for Tendering Options," "Withdrawal Rights and Change of Election," "Acceptance of Options for Exchange and Issuance of New Options," "Conditions of the Offer," "Source and Amount of Consideration," "Effect of Change of Control Prior to the Granting of New Options," "Terms of New Options," "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer," "Legal Matters; Regulatory Approvals," "Material U.S. Federal Income Tax Consequences," "Material Non-US Tax Consequences" and "Extension of Offer; Termination; Amendment" are incorporated herein by reference.

     (b)  Purchases.

     Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e)  Agreements Involving the Subject Company's Securities.

     Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  Purposes.

     The information set forth in the Offer to Exchange under the caption "The Offer - Purpose of the Offer" is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under the captions "The Offer - Acceptance of Options for Exchange and Issuance of New Options" and "The Offer - Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Exchange under the caption "The Offer - Purpose of the Offer" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds.

     The information set forth in the Offer to Exchange under the caption "The Offer - Source and Amount of Consideration," and "Terms of New Options" is incorporated herein by reference.

     (b)  Conditions.

     Not applicable.

     (d)  Borrowed Funds.

     Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)  Securities Ownership.

     Not applicable.

     (b)  Securities Transactions.

     Not applicable.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations.

     Not applicable.

Item 10. Financial Statements.
     (a)  Financial Information.

     The information set forth in the Offer to Exchange under the captions "The Offer - Financial Information" and "The Offer - Additional Information" and in Microtune's Annual Report on Form 10-K, for its fiscal year ended December 31, 2001 and in Microtune's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, are incorporated herein by reference. A copy of the financial statements contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2001; and the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 will be made available upon request by any potential participants of this Offer. The full texts of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q as well as the other documents Microtune has filed with the Commission prior to or will file with the Commission subsequent to the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on either the Commission's website at http://www.sec.gov or Microtune's website at http://www.Microtune.com.

     (b)  Pro Forma Information.

     Not applicable.

     (c)  Summary Information.

     Not applicable.

Item 11. Additional Information.

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under the caption "The Offer - Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (b)  Other Material Information.

     Not applicable.

Item 12. Exhibits.

     (a) (1) Offer to Exchange Certain Outstanding Options for New Options dated October 1, 2002.

          (2) E-Mail from Douglas J. Bartek to Microtune's employees dated October 2, 2002.

          (3) Letter from Douglas J. Bartek to Microtune's employees dated October 1, 2002.

          (4)  Election Form.

          (5)  Form of Promise to Grant New Stock Option.

               Microtune, Inc.'s Annual Report on Form 10-K, as amended for its
          (6) fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 13, 2002 and incorporated herein by reference.

               Microtune, Inc.'s Quarterly Report on Form 10-Q for its fiscal
          (7) quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 12, 2002 and incorporated herein by reference.

          (8)  Form of Option Grant Detail Report.

     (b)  Not applicable.

     (d) (1) Microtune, Inc. 1996 Stock Option Plan and form of agreement thereunder incorporated herein by reference to the Company's Registration Statement on Form S-8 filed on 10/10/00 (File No. 333-47646).

          (2) Microtune, Inc. 2000 Stock Plan and form of agreement thereunder incorporated herein by reference to the Company's Registration Statement on Form S-8, as amended filed on 10/10/00 and amended on 2/13/01 (File Nos. 333-47646; 333-55504).

          (3) Transilica Inc. 2000 Stock Option, Deferred Stock and Restricted Stock Plan and form of agreement thereunder incorported herein by reference to the Company's Registration Statement on Form S-8 filed 12/7/01 (File No. 333-74768).

          (4) Transilica Inc. 2001 Amended and Restated Equity Incentive Plan and form of agreement thereunder incorporated herein by reference to the Company's Registration Statement on Form S-8 filed 12/7/01 (File No. 333-74768).

     (g)  Not applicable.

     (h)  Not applicable.

Item 13. Information Required by Schedule 13E-3.

     (a)  Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                  MICROTUNE, INC.


                                                  /s/ Nancy A. Richardson
                                          --------------------------------------

                                                  Nancy A. Richardson
                                                  Chief Financial Officer

Date: December 23, 2002

                                INDEX TO EXHIBITS

Exhibit
Number       Description
-------------------------------------------------------------------------------------------------------------------
(a)(1)       Offer to Exchange Certain Outstanding Options for New Options dated October 1, 2002.

(a)(2)       E-Mail from Douglas J. Bartek to Microtune's employees dated October 2, 2002.

(a)(3)       Letter from Douglas J. Bartek to Microtune's employees dated October 1, 2002.

(a)(4)       Election Form.

(a)(5)       Form of Promise to Grant New Stock Option.

(a)(6)       Microtune, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the
             Securities and Exchange Commission on March 13, 2002 and incorporated herein by reference.

(a)(7)       Microtune, Inc.'s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 12, 2002 and incorporated herein by reference.

(a)(8)       Form of Option Grant Detail Report.

(d)(1)       Microtune, Inc. 1996 Stock Option Plan and form of agreement thereunder incorporated herein by reference to the Company's Registration Statement on Form S-8 filed on 10/10/00 (File No. 2,935,841)

(d)(2)       Microtune, Inc. 2000 Stock Plan and form of agreement thereunder incorporated herein by reference to the Company's Registration Statement on Form S-8 on 10/10/00 and as amended on 2/13/01 (File No
             333-47646 and 333-55504)

(d)(3)       Transilica Inc. 2000 Stock Option, Deferred and Restricted Stock Plan and form of agreement thereunder incorporated herein by reference to the Company's Registration Statement on Form S-8 filed on 12/7/01 (File No 333-74768)

(d)(4)       Transilica Inc. 2001 Amended and Restated Equity Incentive Plan and form of agreement thereunder incorporated herein by reference to the Company's Registration Statement on Form S-8 filed 12/7/01
             (File No. 333-74768).